June 27, 2007

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Mr. Jay Mumford
100 F Street, N.E.— Mail Stop 6010
Washington, D.C. 20549
David C. Adams
916.558.6028 direct
dadams@weintraub.com

Re:	Solar Power, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed May 30, 2007
File No. 333-140023
Dear Mr. Mumford:
We represent Solar Power, Inc., a California corporation, and formerly a Nevada corporation (the “Company”), and are providing this letter on behalf of the Company.
This letter responds to the Securities and Exchange Commission’s June 15, 2007 letter (the “Comment Letter”), and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s registration statement on Form SB-2 (the “Form SB-2”). In connection with the responses to the comments, the Company is concurrently filing pre-effective amendment number 5 to Form SB-2 (the “Amendment”). Therefore, the pages referenced in the responses below correspond to the page numbers in the Amendment. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience. Below are the Staff’s comments, with appropriate responses delineated after each comment for clarity.

Securities and Exchange Commission
June 27, 2007

Prospectus Cover Page
COMMENT NO. 1
     We note your response to prior comment 1. Please remove the reference to the “pink sheets” in the first sentence as your shares must be offered at a fixed price until they are quoted on the OTC Bulletin Board or an exchange. If you believe the disclosure that follows the first sentence in the third paragraph is necessary, revise it to delete repetition and any language that is inconsistent with the first sentence of this paragraph regarding selling at a fixed price (as revised to delete the reference to pink sheets).
RESPONSE: We reviewed the language in the third paragraph and deleted “pink sheets” from the first sentence and deleted the remainder of that paragraph, as unnecessary.
Market for Common Equity, page 16
COMMENT NO. 2
     We note that you now have 145 holders of record. In an appropriate location, expand to describe the material terms of the private placements, including the Stephen Kircher Solar Power, Inc. June 15, 2007 consideration paid, the number of purchasers, the exemption from registration relied upon, and the basis for that reliance.
RESPONSE: We have added a section describing the prior finance transactions involving issuance of our common stock, including the terms, consideration paid, and the exemption from registration on page 55. Also, please see Comment No. 60, in response to which we added Item 701 disclosure for both Solar Power, Inc. and the predecessor Welund Fund, Inc.
Background and Corporate History, page 19
COMMENT NO. 3
     State the percentage of shares Messrs. Kircher, Moore and Ferrell received of the 14 million that were issued to holders of IAS HK. Disclose whether these individuals were also officers and/or directors of IAS particularly given their equity ownership, and if they were, expand their biographies to

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June 27, 2007

discuss. Provide similar disclosure on page 29.
RESPONSE: Please refer to the response provided to comment number 9. Disclosures have been added on pages 20 and 30.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Background and Corporate History, page 20
COMMENT NO. 4
     Please revise your discussion so that it is clear that in December 2006, Solar Power, Inc. became a public company through its reverse merger with Solar Power, Inc, formerly Welund Fund, Inc. The current disclosure in the first paragraph implies that Solar Power, Inc, formerly Welund Fund, Inc., is still the registrant and became Solar Power, Inc. via a name change. The discussion should be from the perspective of the current registrant and not the former registrant prior to the reverse merger. Further, please revise your disclosure in the second paragraph on page 21 where you refer to the reverse merger in a future tense.
RESPONSE: Disclosures have been added on pages 20 and 30.
Critical Accounting Policies and Estimates, page 22
COMMENT NO. 5
     Please refer to prior comment 8 from our May 1, 2007 letter. We note the removal of and/or revised disclosure for your critical accounting policies and estimates with one exception. Revenue recognition continues to duplicate (rather than supplement) your accounting policy footnotes. In this regard, the basis for recognizing revenue on your photovoltaic system construction contracts as described in the third sentence of the third paragraph of the section labeled “Revenue recognition” is in contrast to your accounting policy disclosed on page F-12. Please reconcile as to which is the appropriate method. In addition, revise your discussion about this critical accounting policy to present an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely

Securities and Exchange Commission
June 27, 2007

to result from its application over time. Please revise to specifically address the following:
     (a) Provide information regarding how you arrived at the estimate;
     (b) How accurate the estimate or assumption has been in the past;
     (c) How much the estimate or assumption has changed in the past; and
     (d) Whether the estimate or assumption is reasonably likely to change in the future.
RESPONSE: We have reconciled the critical accounting policy and estimates for revenue recognition with our revenue recognition policy disclosed on page F-13. We have expanded on our presentation on page 22 to include an analysis of the uncertainties involved in applying our initial estimates in calculating our revenue.
Annual Results of Operations, page 26
COMMENT NO. 6
     Please refer to prior comment 9. As previously requested, please disclose the nature of the significant components of your marketing and business development costs of $851,000.
RESPONSE: Disclosure has been added to page 27.
Liquidity and Capital Resources, page 27
COMMENT NO. 7.

Securities and Exchange Commission
June 27, 2007

     You disclose that you funded your operations from inception through October 4, 2006 with cash from operations. We note that you used cash in operating activities for the period from inception through December 31, 2005 and for the year ended December 31, 2006. You should not state that you funded your operations with cash from operations unless you did in fact generate cash from operating activities during the period from inception through October 4, 2006. Please either remove this statement, or supplementally confirm to us that your cash flow statement for the stated period reflects positive cash flows from operating activities.
RESPONSE: The Company financed operations primarily through short-term borrowings. The disclosure has been revised on page 27 to confirm this statement.
COMMENT NO. 8:
     You disclose that you received proceeds of approximately $14.5 million from your private placement. Since the disclosure is from the perspective of the registrant, Solar Power, Inc., please revise to clarify that you received the net proceeds of the private placement made by the Solar Power, Inc., formerly Welund Fund, Inc., when you completed your reverse merger with them in December 2006. Otherwise, please reconcile this statement with your prior responses and the disclosure in the financial statements.
RESPONSE: The disclosure has been revised on page 32.
Description of Business, page 29
COMMENT NO. 9.
     We note your response to our prior comment 12 and your new disclosure starting on page 30. Please identify the control shareholders who are also current officers, directors, and major shareholders, and disclose the number of shares they received in the share exchange with IAS HK. Also, describe the material terms of the August 23 merger.
RESPONSE: The controlling shareholders and the number of shares they received in the share exchange have been disclosed on page

Securities and Exchange Commission
June 27, 2007

20 and 30. The August 23, 2006 merger issued 14,500,000 shares of common stock to Solar Power, Inc., a California corporation’s shareholders and substituted 2,000,000 restricted stock awards and options of Solar Power, Inc., a California corporation with our restricted stock awards and options on the same terms and conditions.
COMMENT NO. 10.
     We note your response to prior comment 13 and your disclosure about Mr. Conkey’s $100,000 investment in a private placement of Welund Fund. Please disclose how many shares he acquired in such transaction and how many shares of your company he owned prior to the Partnership Agreement with one of your subsidiaries.
RESPONSE: The disclosure has been revised on pages 26 and 32. Other than the shares purchased, Mr. Conkey does not have any other interest in Solar Power, Inc.
Industry Overview, page 32
COMMENT NO. 11
     We note your response to our prior comment 15. We did not receive the materials you sent. Where you have cited statistics or data on your markets, please provide us with support for such data. Please provide copies of the relevant portions of such data marked to show the statistics you have included and the page number of your prospectus where such data has been used.
RESPONSE: The reference materials have been included.
Customers, page 35
COMMENT NO. 12
     We note that MD&A disclosure states that net sales in the photovoltaic construction and product sales segment were approximately $2.4 million and $1.5 million for the most recent fiscal quarter and year. Expand to discuss in more detail the major customers related to this segment.
RESPONSE: Additional disclosures have been added to pages 37 and 38.

Securities and Exchange Commission
June 27, 2007

Summary Compensation Table, page 45
COMMENT NO. 13
     We note your response to our prior comment 22. We reissue our comment in part. If the executives who have resigned were employees of Welund, please so state, rather than only stating they “resigned as a condition of the merger.”
RESPONSE: Additional disclosures have been added to pages 46 and 47 to verify that the executives who resigned were employees of Welund. As a note, all our references to Welund on the SB-2 document will be identified as Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc.).
Security Ownership, page 46
COMMENT NO. 14
     Disclose whether Mr. Moore is affiliated with the registrant other than through share ownership. We note the address in the table is the same as the registrant, and disclosure elsewhere in the filing that he is Vice President of Manufacturing. It is not clear why his shares are not included in the “All Executive Officers and Directors as a Group” category.
RESPONSE: Mr. Moore is the V.P. Manufacturing of our wholly owned subsidiary IAS HK, although he is not an “executive officer” for purposes of Section 16 in that he is not in charge of a principal business unit, division or function, and does not have policy making authority. We have added clarifying language to the footnote and also included the shares owned by Mr. Moore in the Security Ownership table for Officers and Directors as a Group. We note that Mr. Moore’s shares were previously set out below that category designation.
Certain Relationships and Related Transactions, page 50
COMMENT NO. 15
      We note your new disclosure on page 53 regarding service fees in response to comment 26. Please expand to identify the related parties, rather than describing them as “certain shareholders” and quantify their interests,

Securities and Exchange Commission
June 27, 2007

rather than saying “had interests” or “had beneficial ownership” for the two transactions.
RESPONSE: Additional disclosures have been added to pages 53 and 54.
COMMENT NO. 16
     Please identify the related parties in the four transactions described after the first sentence under the caption Subsequent Events on page 54. Clearly and concisely describe the related party nature of each transaction, since it is not apparent from the current disclosure.
RESPONSE: Additional disclosures have been added to page 54.
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 54
COMMENT NO. 17
     In the first paragraph, ‘we’ refers to Solar Power, Inc., formerly The Welund Fund. In the second paragraph on page 55, ‘we’ refers to the new registrant, Solar Power, Inc. Since Solar Power, Inc. did not exist as of December 31, 2004, the entire discussion is confusing. Please revise here and throughout the document to clarify.
RESPONSE: Additional revisions have been made throughout the document.
COMMENT NO. 18
     Please refer to prior comment 28. We note that Solar Power, Inc., California, is the accounting acquirer and they changed auditors between 2005 and 2006. In addition to the disclosure already provided under Item 304 of Regulation S-B for Solar Power, Inc., formerly Welund Fund, Inc., please provide the disclosures required by Item 304 of Regulation S-B with respect to the change in Solar Power, Inc., California’s auditor which occurred within 24 months prior to, or in any period subsequent to, the date of the acquirer’s financial statements.

Securities and Exchange Commission
June 27, 2007

     As previously disclosed and discussed, Solar Power, Inc., a California corporation, was formed by IAS HK to become its holding company and ultimately became the merger company to effect the merger with Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc.). Solar Power, Inc., a California corporation, did not previously have an appointed auditor, as BDO was the auditor for its wholly owned subsidiary. We understand the comment, following our discussions with the Staff, to relate to the change in auditors as appointment of Macias Gini & O’Connell LLP. Accordingly, we have added additional disclosure related to the appointments coinciding with the reverse merger.
Financial Statements, page F-1
Solar Power, Inc., a California Corporation, Financial Statements, page F-3
COMMENT NO. 19
     Please refer to prior comment 30. You should amend the financial statements and MD&A included in your Form 10-KSB for the Fiscal Year Ended December 31, 2006 to reflect any significant changes to your financial statements or MD&A included in your Form SB-2. For example, we note the changes made to your audit reports in the Form SB-2.
RESPONSE: Form 10-KSB for the fiscal year ended December 31, 2006 will be filed prior to going effective on this registration statement to conform the financial statements and MD&A included in the registration statement.
Report of Independent Registered Public Accounting Finn, pages F-3 and F-4
COMMENT NO. 20
     Please refer to prior comment 32. You respond that “as it relates to their decision to serve as principal auditor they advised [you] that because substantially all of the management of the Company was located in the United States, and that 68% of the consolidated assets and 65.9% of the consolidated revenues for 2006 related to the Company’s United States operations that they believed it was appropriate for them to serve as the principal auditor.” Please ask your auditors to reconcile that response with the amounts disclosed in their opinion that they did not audit assets and revenues of the foreign subsidiary of $1,734,026 and $2,888,335, respectively. This represents 10% of your total assets and 66% of your total revenues for the year ended December 31, 2006. Given the amounts disclosed in the opinion, please request your auditors to explain to us how they considered the guidance in AU 543, in particular paragraphs .02, .03, .06 to .09, as well as .16 and .17, in deciding their ability to serve as principal auditor, the level of responsibility they accepted, and the manner in which they should express the division of responsibilities in their opinion.

Securities and Exchange Commission
June 27, 2007

RESPONSE: Macias Gini & O’Connell LLP (MGO) has advised us that in reaching their decision that it was appropriate for them to serve as the principal auditor of the Company, in accordance with paragraph .02 of AU 543, they considered the materiality of the portion of the financial statements they audited, the importance of the component audited by them and the extent of their knowledge of the overall financial statements. Specifically, they noted that U.S. operations audited by them for the year ended December 31, 2006 constituted approximately 90% of total assets. While the revenues of the U.S operations audited by them constituted approximately 34% of consolidated revenues they noted that: a) the U.S. operations were anticipated to be the source of substantially all revenue growth in future periods (for the quarter ended March 31, 2007 revenues from the U.S operations were approximately 71% of total revenues, b) that on an annualized basis the revenues of the U.S operations would have constituted a majority of the Company’s consolidated revenues and c) the revenues recorded by the U.S. operations were subject to a more complex accounting model (SOP 81-1).
Additionally, they have advised us that other factors impacting their decision regarding their overall knowledge of the financial statements and the importance of the U.S. operations to the whole included the location of management (substantially all in the U.S.), the location of the consolidation and reporting process, and the fact that certain complex transactions (acquisition of DRCI and the reverse merger with Welund Fund, Inc.) were entered into and recorded by the Company’s U.S. operations.
They have indicated that in reaching their decision to make reference to BDO McCabe Lo Ltd. in their opinion, in accordance with paragraphs .03 and .06 of AU 543, they considered the materiality of the component audited by BDO McCabe Lo Ltd., and the impracticability of their ability to review their work or to use other procedures to satisfy themselves as to the audit performed by BDO McCabe Lo, Ltd.
In wording their opinion, they have indicated to us that they have given consideration to, and complied with, the guidance in paragraphs .07 and .09 of AU 543
COMMENT NO. 21
     The audit opinion on page F-4 states that it is a report for Solar Power, Inc. and not just International Assembly Solutions, Limited. It also refers to the “accompanying” financial statements. As such, this opinion appears to be for

Securities and Exchange Commission
June 27, 2007

Solar Power consolidated and reflects that BDO McCabe is taking full responsibility for the financial statements of the company presented in the SB-2. Based on the audit report on page F-3, BDO McCabe only audited a portion of the company in 2006. The report should he modified to clearly state whose financial statements were audited in 2005 and 2006. If BDO McCabe continues to take full responsibility for the financial statements of the company, please request them to explain to us how they considered the guidance in AU 543, in particular paragraphs .02, .03, .06 to .09, as well as .16 and .17, in deciding its ability to serve as principal auditor, the level of responsibility it accepted, and the manner in which it should express the division of responsibilities in its opinion.
RESPONSE: In our prior filing, we erroneously included a report that referenced audit work done for Solar Power, Inc. in 2006. In reality audit work was performed for Solar Power, Inc.’s, a California corporation, subsidiary IAS HK. Two separate reports from BDO McCabe Lo, Ltd. have been included. One report clarifies the audit work performed in 2005 and the second report clarifies the audit work performed in 2006.
COMMENT NO. 22
     We note that the opinion on page F-4 refers to the eleven months ended December 31, 2005. Please request your auditor to revise their report to refer to the actual period audited in 2005.
RESPONSE: The period of the 2005 report was amended to “for the period from January 18, 2005 (date of inception) to December 31, 2005.”
COMMENT NO. 23
     Further, you need to include the report of International Assembly Solutions, Limited, a wholly-owned foreign subsidiary, that your auditors referred to in their report on page F-3.
RESPONSE: This report has been included.
Consolidated Statements of Cash Flows, page F-7
COMMENT NO. 24
     Please refer to prior comment 38. Based on a recalculation of the information provided in your response, it appears that the amount of

Securities and Exchange Commission
June 27, 2007

proceeds from the issuance of common stock includes the non-cash charge of $422,400. If not, tell us what this amount represents. Otherwise, remove it as cash from financing activities and reflect it as a non-cash financing activity. Also, since the cash is related to proceeds from the issuance of stock by Solar Power, Inc., formerly Welund Fund, Inc., it does not appear appropriate to reflect this amount as proceeds from the issuance of your stock. Instead, it appears that the amount should be reflected as cash received from your merger with Solar Power, Inc., formerly Welund Fund, Inc., in December 2006. Please revise or advise.
RESPONSE: In our previous response to Comment 38 we were presenting the pre-merger Solar Power, Inc. a Nevada corporation (formerly Welund Fund, Inc.) cash flow. We have revised our statement of cash flows to clarify our classification of the $422,400 fair value of warrants issued as a non-cash item, separately show the $425,000 of proceeds received by Solar Power, Inc., a California corporation from the sale of common stock to a separate line and show the $14,997,932 of cash received from our merger with Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc.)
Consolidated Statement of Stockholders’ Equity, page F-9
COMMENT NO. 25
     Please refer to prior comment 41. Please tell us and disclose, consistent with paragraph 4 of SFAS 129 and paragraph 64 of SFAS 123R, why you issued the warrants. In this regard, please disclose the private placement wherein you issued the warrants and reconcile with your statement of shareholders’ equity. Please tell us what account you debited for the issuance of the warrants.
RESPONSE: We have amended our disclosure in Note 8 on page F-17 to include the disclosures required by paragraph 4 of SFAS 129 and paragraph 4 of SFAS 129. The warrant was issued in conjunction with our $16 million private placement that concluded on October 4, 2006. The account that was debited for the $422,200 fair value was financing costs of the private placement which is an offset to additional paid-in capital in the equity section of our balance sheet.
Note 1. Organization and Basis of Financial Statement Presentation, page F-10
COMMENT NO. 26
     Please refer to prior comment 46. Since the Company, as primary

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June 27, 2007

beneficiary, holds a majority of the voting interest of DRCI, the disclosure requirements of paragraph 23 of FIN 46(R) do not apply. However, please expand your disclosure to include the information provided in your response to comment 45 under “Company Position” and “Conclusion” to clarify your reasons for consolidating DRCI as of June 1, 2006.
RESPONSE: The additional disclosures have been added.
COMMENT NO. 27
     In the first paragraph, if true, please also disclose that you sell cable, wire and mechanical assemblies.
RESPONSE: The disclosure has been added to include the word sell.
COMMENT NO. 28
     Please refer to prior comment 47. You began consolidating DRCI as of June 1, 2006. DSCI incurred certain costs on behalf of DRCI for the period from June 1, 2006 through November 15, 2006. You have an obligation to reimburse DSCI for these amounts. Since you were consolidating DRCI, we would expect, based on the above, that you would have accrued these expenses in your financial statements by recognizing the expense or prepaid asset and the related amount payable to DSCI as incurred. We continue to question why you recorded a prepaid asset as of June 1, 2006 for $331,192 since the transaction or other event giving rise to the benefit had not already occurred. Please provide further details to clarify. Please also discuss, with reference to your response to prior comment 9, why you amortized the prepaid asset in the fourth quarter of 2006. Also explain to us whether or not you ever did in fact pay the amounts owed to DSCI and, if not, whether the amounts are properly reflected as accounts payable in your balance sheet.
RESPONSE: Our acquisition agreement with DSCI included a provision that working capital contributions made by them, if any, subsequent to June 1, 2006, would be included as a component of the DRCI purchase price. Thus, upon the close on November 15, 2006, the purchase price was adjusted to reflect the $331,192 in DRCI operating expenses funded by them from June 1, 2006 to November 15, 2006.
In accordance with paragraph 18 of FIN 46 (R), the Company applied business combination accounting as of June 1, 2006, the date it became the primary beneficiary of DRCI. As such, the Company allocated the purchase price paid of $1,446,565 (including the working capital adjustment component of $331,192) to the assets and liabilities acquired (including the asset representing the operating expenses paid by DSCI). In performing the allocation, the Company used all information then available to it, including the amount of operating expenses funded by DSCI. The Company notes that the prepaid expense was fully amortized by November 15, 2006 and as a result the entire $331,192 has been reflected as an expense in the Company’s 2006 financial statement.
In its unaudited interim financial information for the period ended September 30, 2006 the Company had not yet completed its analysis of the allocation of the purchase price and therefore had not determined the method and timing of the amortization of the prepaid costs. In the fourth quarter of 2006, after the close of the merger, the Company made the determination to fully amortize the prepaid expense.
Disclosures have been updated on pages 21 and 26.

Securities and Exchange Commission
June 27, 2007

COMMENT NO. 29
     Please refer to prior comment 48. You respond that DRCI had “approximately four (4) signed contracts as of June 1, 2006, with approximately forty-five (45) contracts in various stages of negotiations.” You respond that these assets do not represent customer lists, order/production backlog or customer relationships but prepaid assets. However, the four signed contracts do appear to represent order/production backlog and the forty-five contracts in various stages appear to represent customer lists/relationships that should be accounted for as intangible assets under SFAS 142. Further under paragraph B40 of SFAS 142, “an intangible asset arising from a contractual or other legal right represents future cash flows that are expected to result from the ownership of that contract or legal right.” That is, the amount recorded should he fair value and not historical cost. Further, per paragraph B40, “the fair value of an order backlog would represent the amount a buyer would be willing to pay to acquire the future cash flows expected to arise from that order backlog.” By using the costs expended to date by DRCI, it appears that you are valuing the asset based upon historical cost and not fair in accordance with SFAS 142. Please revise or provide us with additional information to explain why these assets are not intangible assets under SFAS 142 and why your accounting method represents fair value in accordance with U.S. GAAP.
RESPONSE: We have reviewed SFAS 142 and believe our initial accounting method represents fair value in accordance with U.S. GAAP. In the allocation of the DRCI purchase price to the acquired assets and liabilities, the Company gave consideration to whether it should record an intangible asset for one or more of the following: production/order backlog, customer lists and customer relationships. In determining whether to record an intangible asset for such items the Company considered the following information:
Production/order backlog — The Company notes that the four (4) contracts in question aggregated to approximately $387,000 in gross revenue. In estimating the fair value of this production/order backlog, the Company determined that the application of the commission rate it pays to its non-salaried sales representatives would be the most appropriate valuation methodology. Using a rate of 4% (actual rates vary from 3.5% to 5.0%) the Company determined that the resulting estimated fair value of approximately $15,000 ($387,000 x .04) was immaterial and as a result no purchase price was allocated to this item.

Securities and Exchange Commission
June 27, 2007

Customer list/relationships — In evaluating whether the contracts in negotiation constituted customer lists or relationships, the Company gave consideration to the fact that substantially all of the potential customers were builders or developers whose names/contact information was readily available, and that DRCI generally did not have prior relationships (DRCI was a development stage entity during 2005) with these entities and that as a result, even if the names of the potential customers met the separability requirement of SFAS 141, that the estimated fair value for such relationships or customer list would be de minimis.
However, the Company did attribute a portion of the purchase price ($637,088) to the contracts in process based on the estimated fair value of the costs (business development, pre-engineering, design, estimation, legal and administrative) it would not have to incur. To estimate the fair value, the Company looked at the forty-five (45) contracts in negotiations, with a gross value of approximately $40,400,000, and analyzed how much cost savings could be realized by stepping into the negotiation process as of June 1st. With the merger, the Company would avoid having to perform all the sales and marketing effort that would have been required to get to the same point in the negotiation process. The first step in our valuation analysis was to take a representative sample contract from each stage of negotiation process. The actual costs incurred up to June 1st were analyzed and an estimated percentage of the total contract value was determined. This estimated percentage, ranging from one to three percent depending on the stage of the negotiation, was applied to the remaining contracts and the resulting values were combined to provide a fair value of the total contracts in negotiation. The total fair value was determined to be $637,088.
In classifying the estimated fair value as other assets, the Company gave consideration to the nature of the asset and its belief that it did not meet any of the criteria for presentation as one of the intangible classes noted above.

Securities and Exchange Commission
June 27, 2007

COMMENT NO. 30
     Further, as intangible assets, you would amortize the assets over their useful life which is related to the period of expected cash inflows associated with those assets. Please tell us the method and period over which you are amortizing the order/production backlog and the customer relationships/lists.
RESPONSE: In our response to comment number 29, the Company noted that it recorded these contracts in negotiations as other assets. The Company amortized these expenses when either the contract was signed or when the prospect terminated the discussion or negotiations. The costs incurred with these contracts in negotiation were primarily related to sales, marketing, and other pre-construction activities including design review. The Company does not believe it would be appropriate to recognize these costs over the term of the contract since the activities are related to sales and not construction. If it had classified this item as an intangible asset, the Company believes that its method of amortization would have been similar to the method actually used, and the financial statement impact would be unchanged. The financial statement impacts from either expensing a prepaid asset or an intangible asset would have been similar.
COMMENT NO. 31
     Please refer to prior comment 49. Please provide similar disclosure regarding this change in your MD&A.
RESPONSE: The additional disclosure has been made in the MD&A section.
COMMENT NO. 32
     You disclose that you modified your arrangement with Sundance in December 2006. Per Exhibit 10.33, you entered into the agreement on September 5, 2006. Please reconcile.
RESPONSE: The agreement with Sundance was drafted and distributed to both parties on September 5, 2006. The Company signed the agreement in

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June 27, 2007

December 2006 after modifying the original agreement. The disclosure on page F-12 has been reconciled.
COMMENT NO. 33
     You disclose that under the new arrangement you agreed to pay Sundance in exchange for “photovoltaic construction contract referrals and limited design services.” Per Exhibit 10.33, Sundance and DRCI had previously entered into an agreement in which DRCI agreed to pay Sundance specified percentages of the total revenues of certain contracts developed by Sundance and installed by DRCI according to a revenue sharing schedule (the “Revenue Sharing Schedule”), in exchange for Sundance providing certain goods and services to DRCI and the Joint Contract customers. Further, Exhibit 10.33 states that you entered into the new agreement so that you could retain the revenues that would otherwise be paid to Sundance under the Revenue Sharing Schedule, and acquire the service mark of Sundance, in exchange for cash and stock payments to Sundance. Please reconcile.
RESPONSE: The Company entered the agreement with Sundance so that it would retain the revenues that would otherwise be paid to Sundance under the Revenue Sharing Schedule. The disclosure has been reconciled.
COMMENT NO. 34
     You disclose that you agreed to pay “a cash deposit of $75,000 and issue 75,000 shares of common stock with a fair value of $75,000.” You also disclose that you are obligated for an additional cash payment of $175,000 and, “[s]ubject to performance of the underlying contracts” you are conditionally obligated to issued up to 175,000 shares of common stock. Per Exhibit 10.33 you paid $75,000 to Sundance on the effective date of the agreement and there is no reference in the agreement to this amount being a deposit. Further, Exhibit 10.33 states that you will pay Sundance $175,000.00 in cash and $175,000 of common stock of Solar Power based on the market price as of the date of completion. Please reconcile.

Securities and Exchange Commission
June 27, 2007

RESPONSE: The Company has modified its disclosure by removing the reference to a deposit. The $75,000 was the initial payment required by the agreement. The additional $175,000 cash payment was due by December 31, 2006. The Company paid this amount on January 3, 2007. The remaining $175,000 in stock was to be paid out when the Joint Contract final payment was received. On that date, proportional stock share payment would be made. The stock value would be at “market price” as defined in the agreement. We have revised our disclosure to better clarify the agreement and payment timing.
COMMENT NO. 35
     Please disclose the significant terms of your agreement. For example, we note that consistent with Exhibit 10.33, you are required to pay Sundance the $175,000 in cash and $175,000 of common stock upon the earlier of (a) the completion of the joint contracts or (b) December 31, 2006, provided that Sundance has used reasonable efforts to provide the goods and services, and notwithstanding any termination of any of the joint contracts for any reason not within the sole control of Sundance. We also note from Exhibit 10.33, that in exchange for these payments Sundance relinquished its right to obtain any future payment constituting a share of the revenues of any joint contract; Sundance relinquished its right to obtain any future payment from the sale or installation of solar electric power system goods and services; and Sundance transferred to you all of its rights to the service mark of Sundance.
RESPONSE: The $175,000 cash payment was due either when the joint contract final payment was received or by December 31, 2006. The Company made this payment to Sundance on January 3, 2007. The remaining $175,000 stock payment is due when the final joint contract payment is received by the Company. We have added this additional information to our disclosure.
COMMENT NO. 36
     Please refer to prior comments 50 — 54. You state that you recorded the entire $500,000 in prepaid expenses and other assets on your balance sheet as of December 31, 2006, as well as an accrued liability for $350,000. You disclose that you will amortize the asset to sales, marketing and customer service over the life of the contract. Please respond to the following:

Securities and Exchange Commission
June 27, 2007

Please tell us and disclose the life of the contract. We noted no reference to a term in Exhibit 10.33 except for the reference in paragraph 2. Under that paragraph, it appears that Sundance should have earned all amounts due under the agreement by December 31, 2006. Discuss in reasonable detail the basis for your amortization of the agreement with reference to the actual terms of the agreement and U.S. GAAP. Also discuss the method you are using to record the revenue under the related contracts. Please tell us and disclose why you did not allocate an amount to your acquisition of the Sundance service mark.
Tell us why you believe the amounts paid under this agreement are properly classified as sales, marketing and customer service expenses and not within cost of sales.
Please tell us the status of the underlying contracts as of December 31, 2006.
RESPONSE:
The life of the contract is based upon the underlying construction contracts. Further clarification is in our revised disclosures. At the completion of each project and upon receipt of the final payment, Sundance earns a pro rata share of the remaining $175,000 worth of the Company’s common stock. The four remaining projects and the value of stock to receive includes 1) Salinas with $31,436, 2) Poway with $116,835, 3) Barson with $6,387 and 4) Lancaster with $20,342. The final payment for the Salinas project was received in the first quarter of 2007 and Sundance was issued 31,436 shares valued at $31,436. The Poway, Barson and Lancaster projects have completed construction but the Company has not yet received the final Joint Contract customer payment. Upon receipt of the final payment the value of the shares owed will be issued.
The Company recognizes revenue on these four projects using the percentage of completion method. The prepaid expense is amortized over the revenue stream of the contract. The Company has not allocated any value to Sundance’s service mark because the Company has not and does not plan to use the service mark for any service branding.
The amortization of amounts paid under this agreement have been classified as sales, marketing and customer service because Sundance was only in a position to provide sales and marketing support and customer service support with utility

Securities and Exchange Commission
June 27, 2007

interconnection, rebate processing and training for owner education. The expense is amortized over the revenue stream of the contracts. Sundance did not have the working capital to purchase hardware, specifically photovoltaic panels and inverters, needed for the four specified projects or any other projects that the Company had secured. Additionally, we note that such classification is consistent with the Company’s treatment of similar costs it incurs.
As of December 31, 2006, all four projects were not yet completed. As of March 31, 2007, the Salinas project was completed and fully paid. The Company expects for the remaining three projects to be completed and paid by the middle of 2007.
We have revised our disclosure on page F-12.
COMMENT NO. 37
     In the last paragraph in Note 1 on page F-11 you refer to Welund Fund, Inc. Since Welund Fund, Inc. changed its name to Solar Power, Inc., formerly Welund Fund, Inc., you should revise, or tell us why the current disclosure is correct. We note a similar reference on page F-16.
RESPONSE: We have revised our disclosure.
Note 2. Summary of Significant Accounting Policies, page F-12 Revenue recognition, page F-11
COMMENT NO. 38
     Please refer to prior comment 55. If the revenues from processing services are material, you should separately discuss the nature of those services and how you account for the associated revenue.
RESPONSE: Processing services are not material and the disclosure has been modified to eliminate discussion of revenue recognition.
Note 8. Stockholders’ Equity, page F-16
COMMENT NO. 39
     Please refer to prior comment 60. We could not locate the revised disclosure. Please disclose that the assets and liabilities of Solar Power, Inc.,

Securities and Exchange Commission
June 27, 2007

formerly Welund Fund, Inc., consisted primarily of cash and cash equivalents of $11,214,007.
RESPONSE: The disclosure has been added.
Note 10. Stock-based Compensation, page F-18
COMMENT NO. 40
     Please recalculate the number of non-vested shares of service-based stock options on the table provided on page F-21.
RESPONSE: As requested we have recalculated the number of non-vested shares of service-based options and updated the table on page F-21.
COMMENT NO. 41
     Please refer to prior comment 61. Please disclose the general terms of your service based and performance based awards and your restricted stock awards consistent with paragraph A240(a) of SFAS 123R. We note that you reflect a weighted-average exercise price for your restricted stock. Please ensure that your disclosure explains why.
RESPONSE: We have updated our disclosures in Footnote 10 on pages F-21, F-22, F-37 and F-38.
COMMENT NO. 42
     You disclose that options granted typically vest over four years and have a five year life. Please tell us why the expected term of the service-based options is 3.75. Under Question 6 of SAB Topic 14D(2), using the above information, the expected term would be 4.5 years and not 3.75 years. Please also note the response to Question 3 thereof which states that the expected term may not be less than the vesting period. We note that you also used an expected term of 3.75 years for your stock options granted in 2007 on page F-36. Similar considerations apply.

Securities and Exchange Commission
June 27, 2007

RESPONSE: We used SEC Staff Accounting Bulletin Topic No. 14D(2), Question 6 to compute our expected term. Below is the application of that formula to our options.
     Based on the formula stated above, the expected term of the options will be {(1+2+3+4)/4 + 5} /2 = 3.75 years.
     We did note during our review that due to a clerical error the assumption did not take into account that 25% of the options vested upon grant. Applying the formula above with that assumption would have made the expected life 3.5 years. The amount of the adjustment to our financial statements was determined to be immaterial.
COMMENT NO. 43
     Please provide the disclosures required by paragraphs A240(b) and A240(c)(1) regarding weighted-average grant date fair values. Please also provide the disclosures required by paragraph A240(d)(2) for options (or share units) currently exercisable (or convertible).
RESPONSE: We have amended the tables in both the December 31, 2006 and March 31, 2007 to reflected weighted-average grant date fair values pursuant to paragraph A240(b) and A240(c)(1) and have provided the disclosures required by paragraph A240(d)(2).
COMMENT NO. 44
     Please tell us and disclose the method you used to incorporate the contractual term of the performance based awards and the employees’ expected exercise and post-vesting employment termination behavior into the fair value of the instruments consistent with paragraph A240(e)(2)(a) of SEAS 123R.
RESPONSE: As we stated in our response to comment 42, the Company used the simplified method to calculate the expected value and remaining contractual term. The remaining contractual term was derived by using the time from the current date to the expiration date of the options.
COMMENT NO. 45
     We note that the risk-free interest rate on your service-based awards and performance-based awards is the same amount even though the expected term is different. On page F-20 you disclose that you based your risk-free interest rate on “the U.S. Treasury yield curve in effect at the time of

Securities and Exchange Commission
June 27, 2007

the grant.” Since you use a Black-Scholes model to value your options, it appears that you should determine the risk-free interest rate based upon “the implied yield curve currently available on U.S. Treasury zero-coupon issues with a remaining terms equal to the expected term used as the assumption in the model” under paragraph A25 of SFAS 123R. Please revise or advise.
RESPONSE: We note your comment and in fact used the implied yield curve currently available on U.S. Treasury zero-coupon issues equal to the expected term used as the assumption in the Black Scholes model. We have amended our disclosure to state that fact.
COMMENT NO. 46
     Please disclose the weighted-average period over which you expect to recognize the compensation cost for nonvested awards consistent with paragraph A240(h) of SFAS 123R. Please also show us how you calculated the amount of the compensation cost for nonvested awards of $1,014,075.
RESPONSE: We have amended our disclosure to state that we expect to recognize the compensation costs for non-vested awards over the vesting period of the awards in accordance with paragraph A240(h)) of SAS 123R.
Below is the table showing the calculation of the non-vested compensation costs

	Service-	Performance-	Restricted
	based	based	Stock	Total
Black-Scholes-Merton fair value compensation costs	$988,500	$292,000	$100,000	$1,380,500
Compensation for the period ended December 31, 2006	(247,125)	(65,890)	(25,000)	(338,015)

Non-vested compensation costs at December 31, 2006	741,375	226,110	75,000	1,042,485
Black-Scholes-Merton fair value compensation costs for grants during the period ended March 31, 2007	93,203	—	100,000	193,203
Black-Scholes-Merton fair value compensation costs for forfeitures during the period ended March 31, 2007	(12,356)	—	—	(12,356)
Compensation for the period ended March 31, 2007	(60,752)	(16,475)	(106,250)	(183,477)

Non-vested compensation costs at March 31, 2007	$761,470	$209,635	$68,750	$1,039,855

COMMENT NO. 47
     Please similarly revise Note 10 in your interim financial statements on page F-35 and respond to the following:
Please tell us why none of the service-based options, performance-based options or restricted stock granted in 2006 vested during the first quarter of 2007. Please note that you may only use the simplified method under SAB Topic 14 for plain vanilla options.
Please provide us with a rollforward of the total compensation costs related to non-vested awards from December 31, 2006 through March 31, 2007.

Securities and Exchange Commission
June 27, 2007

Please reconcile the number of non-vested service-based options as of December 31, 2006 as shown on pages F-21 and F-37.
Please explain why you recorded $83,477 of stock option expense during the quarter ended March 31, 2007 if no stock options vested. Tell us how you calculated this amount.
Please tell us the underlying fair value of your common stock used to calculate the weighted-average grant date fair value of the stock option grant for 127,500 shares of common stock. Based upon a stock price of $1.00, the value appears to be $0.659 based upon the assumptions disclosed on page F-36.
RESPONSE: Our service-based options and performance-based options did not vest during the first quarter of 2007. The next vesting date occurs on December 28, 2007. Using the straight-line method of recognizing stock-based compensation costs, we charged to expense one quarter of that vesting.
     We have amended the disclosure in our Note 10 to disclose the costs related to non-vested awards for each of the periods.
     We have amended our disclosure on the number of non-vested service-based options so that the information provided at March 31, 2007 rolls forward from December 31, 2006.
     The $83,477 stock option expense recorded in the quarter ended March 31,2007 represents one quarter of the expected stock-based compensation expense for 2007 using the straight-line method.
     We have amended our disclosure to disclose the weighted-average fair value. The value is $.67 for service-based options and $.73 for performance-based options based on the assumptions in our table.
Note 16. Subsequent Events, page F-24
COMMENT NO. 48
     Please refer to prior comment 64. Further, please tell us about your analysis of paragraph 5(a) of FIN 46R with reference to paragraphs 9 — 11 thereof. Please also discuss your consideration of paragraphs 14 15 of FIN 46R in determining that you are the primary beneficiary.
RESPONSE: Under FIN 46 (R), paragraph 5(a), the Company anticipates the partnership will require additional financial support beyond the initial contributions of both partners. This anticipation is based on our historical understanding of the industry sales cycle and the capital requirements to fund contracted obligations. Additionally, FIN 46 (R), paragraph 11, supports that this partnership represents a variable interest entity since it met one of the conditions under paragraph 5(a)(4). Specifically, the Company will advance loans to the partnership. Finally, under FIN 46 (R), paragraph 14, although the partners will allocate profits based upon percentage interest in the partnership, the Company would incur a majority of the losses if the partnership defaulted on either its obligation to pay for solar panels or

Securities and Exchange Commission
June 27, 2007

materials supplied by the Company or on its obligation to repay money advanced from the Company. As a result, the Company determined it would consolidate the variable interest entity. Through June 27, 2007, the partners have not contributed their initial contributions and there has not been any operational activity in this Partnership Arrangement.
Dale Renewables Consulting, Inc., Financial Statements, page F-26
COMMENT NO. 49
      Please refer to prior comment 66. Please provide the unaudited interim financial statements required by Item 310(c) of Regulation S-B. We note that you did not include income statements and statements of cash flows for the nine mouths ended September 30, 2006 and the comparable period of the preceding year. Refer to Item 310(b) of Regulation S-B. Please also note that you should provide the additional disclosures required by Instruction 2(2) of Item 310(b).
RESPONSE: Additional information has been added.
Pro Forma Financial Information, page F-49
COMMENT NO. 50
     Please revise to also discuss the significant terms of the acquisition of DRCI since that transaction is also reflected in the pro forma statements.
RESPONSE: Additional information has been added.
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Period Ended December 31, 2006, page F-35
COMMENT NO. 51
     Please refer to prior comment 68. Revise your presentation to distinguish income tax benefit from expense — e.g., $56,329 for SPI-CA. In this regard, add a separate line item for SPI-CA’s other income ($16,589).
RESPONSE: Additional information has been added.

Securities and Exchange Commission
June 27, 2007

COMMENT NO. 52
     Since you include the operations of Solar Power, Inc., formerly Welund Fund, from the date of your acquisition on December 29, 2006, you should only add their statement of operations for the period from January 1, 2006 through December 28, 2006 to your statement of operations for the twelve months ended December 31, 2006. Please revise or advise. As a result, adjustments (2) and (3) would not be necessary or appropriate.
RESPONSE: Revisions have been made to remove adjustments (2) and (3).
COMMENT NO. 53
     Please refer to prior comment 69 and 70. Since there is no change in the weighted average shares outstanding between those reflected as of December 31, 2006 for the registrant and those on a pro forma basis, there is no pro forma adjustment applicable to the shares and adjustment (4) is not necessary or applicable.
RESPONSE: We have amended our proforma disclosure to reflect your comment and removed adjustments accordingly.
COMMENT NO. 54
     Please refer to prior comment 72. Please respond to the following with respect to the statement of operations for Solar Power, Inc., formerly Welund Fund, Inc.:
Please tell us why the statement reflects revenues of $10,327. As previously noted, the operations were discontinued. We note no revenues in the statement of operations for the nine months ended September 30, 2006 included in your Form 10-QSB.
Please tell us why general and administrative expenses arc only $56,154. We note that general and administrative

Securities and Exchange Commission
June 27, 2007

expenses are S 128,625 in the statement of operations for the nine months ended September 30, 2006 included in your Form 10-QSB.
Please tell us why you reflect a loss on the sale of your discontinued operations — loan business within your pro forma statements. As noted previously, the pro forma statements should exclude discontinued operations and only reflect your statement of operations through continuing operations. As a result, pro forma adjustment (1) would not be necessary or appropriate.
RESPONSE: We have amended our proforma disclosure to remove the revenue related to discontinued operations. The $10,327 was recorded in the fourth quarter and relates to discontinued operations.
Included in general and administrative costs is Form 10-QSB for the nine months ended September 30, 2006 were $72,471 of costs related to the private placement of Solar Power, Inc., a Nevada corporation (formerly Welund Fund, Inc.) which were charged against the proceeds from the offering in the fourth quarter.
We have amended our proforma disclosure to exclude amounts related to discontinued operations.
COMMENT NO. 55
     Please delete the disclosure of weighted average shares outstanding and loss per share for Solar Power, Inc., formerly Welund Fund, Inc., and DRCI since this information is not applicable to the pro forma statements.
RESPONSE: Items have been deleted.
Solar Power, Inc. (formerly Welund Fund, Inc.), Financial Statements, page F-36
COMMENT NO. 56
     We note that you removed the interim financial statements previously provided in your SB-2 filed on January 17, 2007. Please revise to provide the unaudited interim financial statements required by Rules 310(b) and (c) of Regulation S-B, or explain to us why no interim statements arc required.
RESPONSE: Information has been provided.
Balance Sheet, page F-37
COMMENT NO. 57

Securities and Exchange Commission
June 27, 2007

     We note the revisions made to reflect the 3-for-I reverse stock split that occurred on October 5, 2006. Please correct the typographical error made on the number of shares issued and outstanding — i.e., should be 1,146,667 rather than 1,144,667.
RESPONSE: Correction has been made.
Form 8-K/A filed on January 23, 2007
COMMENT NO. 58
     Please refer to prior comments 9, 34, 35 and 40. Please revise to provide restated financial statements for the nine months ended September 30, 2006 along with the disclosures required by SFAS 154 in your financial statements. Otherwise, explain to us why you believe that restatement is not required.
RESPONSE: Amended financials will be filed after this SB-2 amendment is submitted.
COMMENT NO. 59
     Please also revise the pro forma statements to make conforming changes, as applicable based upon the required pro forma statements that you arc required to present in that Form 8-K, for the changes made to the pro forma statements in your Form SB-2.
RESPONSE: Amended 8-K will be filed after this SB-2 amendment is submitted.
Recent Sales of Unregistered Securities, page II-1
COMMENT NO. 60
     Please expand to provide all the disclosure required by Item 701 of Regulation SB for all securities sold within the past three years.

Securities and Exchange Commission
June 27, 2007

RESPONSE: We have expanded and disclosed all Item 701 disclosure for the past three years.
Supplementally enclosed is a timeline of the transactions for the convenience of the Staff.
In addition, for any questions or further discussions relating to this matter, please contact me directly at (916) 558-6028.
Very truly yours,
weintraub genshlea chediak
LAW CORPORATION

/s/ David C. Adams
DCA:dmg
Enclosures

cc:	Stephen C. Kircher
Glenn Carnahan